March 3, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Mr. Daniel H. Morris

Re:

CHEC Funding, LLC

Registration Statement on Form S-3; File No. 333-130642

Dear Mr. Morris:

On December 22, 2005, CHEC Funding, LLC (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) via EDGAR its registration statement on Form S-3 (the “Registration Statement”), consisting of a base prospectus and a form of prospectus supplement.

On January 20, 2006, the Company received a letter from the Commission that containing its comments related to the Registration Statement’s compliance with Regulation AB.

Submitted below are the Company’s responses to the Commission’s comments set forth in its letter.  For your convenience, we have placed our responses in the order in which the Commission presented its comments and the text of each comment appears in bold and italics before each response.  To facilitate your review, we have responded to each comment and, if applicable, have described how the relevant form was amended in response to that comment.  All page references in this letter are to the relevant marked version of the revised submissions.

General

1.

Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.  Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.  Please confirm to us in your response that you will comply with this instruction.

We confirm that we will comply with this instruction.

2.

We note that your prospectus supplement has not been prepared in a fashion that fully contemplates all of the features identified in the base.  Generally, the supplement should include bracketed disclosure which reflects the permutations set forth in the base.  For example, without limitation, we note that the base contemplates the possibility of prefunding accounts, yet your prospectus supplement contains no reference to that feature.  The supplement should provide bracketed disclosure in the form you intend to provide for offerings that include prefunding accounts or a bracketed placeholder confirming that the disclosure required by 1103(a)(5) of Reg. AB will be provided.  In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB.

We have included bracketed disclosure in the prospectus supplement to reflect the permutations set forth in the base prospectus.  In addition, we have provided disclosure to provide a description of what information will be included in terms of compliance with Regulation AB.  Please refer to the blackline of the prospectus supplement, which shows all of such added disclosure.

3.

We note that you indicate throughout the base prospectus that features in the supplement may be different than as described in the base (for example, without limitation, refer to the sentences on pages 5, 6, 40 and 41 of the base beginning “Unless otherwise. . .”).  You should note that a takedown off of a shelf that involves features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available.  Please revise the base prospectus to describe all features reasonably contemplated to be included in an actual takedown.

We have revised the base prospectus to remove the cited language to avoid possible misinterpretation that features in the prospectus supplement may be different than as described in the base prospectus.

4.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

We confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. CHEC Funding, LLC has been the only registrant related to such asset-backed securities offerings.

5.

Please confirm your understanding that any security that can be called with 25% or more of the underlying principal outstanding must be titled “Callable.”

We confirm our understanding that any security that can be called with 25% or more of the underlying principal outstanding must be titled “callable.”

6.

Please confirm that any annexes or schedules will be incorporated by reference into the prospectus.

We confirm that any annexes or schedules will be incorporated by reference into the prospectus.

Prospectus Supplement

Summary, page S-3

7.

We note that you mention a “special redemption right” on page 21 of the base prospectus.  Please include bracketed language in the summary indicating where, when applicable, you intend to provide disclosure regarding this right.  To the extent that a special redemption right is a feature of the offered certificates, we believe that right must be disclosed in the summary.

We have deleted the language regarding a special redemption right from the base prospectus.

8.

We note that the base contemplates inclusion of revolving and prefunding periods. Please provide bracketed placeholders with your anticipated form of disclosure for both features.

We have added bracketed placeholders with our anticipated form of disclosure for pre-funding periods and revolving periods.

9.

We note your base mentions the possibility CHEC Funding may not act as the servicer in all instances.  Please add bracketed language to the prospectus supplement to indicate disclosure will be provided in accordance with Item 1108(a)(3) of Regulation AB if other servicers meet the requisite thresholds.

We have added bracketed language on page S-3 to the prospectus supplement to indicate that disclosure will be provided in accordance with Item 1108(a)(3) of Regulation AB if other servicers meet the requisite thresholds.

Originator, page S-3

10.

Please clarify, if true that you will provide disclosure required by Items 1110(a) and (b) of Regulation AB for brokers that meet the applicable origination thresholds.

We confirm that we will provide disclosure required by Items 1110(a) and (b) of Regulation AB for brokers that meet the applicable origination thresholds.  We currently do not have any such brokers.

Stepdown date and trigger events, page S-9

11.

Please revise this section to briefly identify and discuss the trigger events that may cause liquidation or amortization of the asset pool, or otherwise alter the transaction structure or flow of funds.  Although you have discussed the stepdown date, the meaning and effect of “a delinquency event or cumulative loss trigger event” are unclear.  Please expand your discussion of these triggers and also describe whether and how other trigger events may affect payment on the offered certificates.

We have revised this section to more clearly identify and discuss the trigger events that may affect payment on the offered certificates.  Please see page S-10 of the prospectus supplement.

Cap Agreement, page S-16

12.

We note your disclosure with respect to the cap agreement.  However, it appears that the base prospectus also contemplates the possibility of interest rate swaps.  Please add your form of disclosure here and, as appropriate, elsewhere in the prospectus in the event swaps are featured in your future offerings.

We have added bracketed language with our form on disclosure regarding the interest rate swaps.  Please see page S-18 of the prospectus supplement.

Purchase and Substitution of Home Equity Loans, page S-16

13.

Please include a brief description of the requirements for assets that may be added to the pool as substitute loans.

We have included a brief description of the general requirements for assets that may be added to the pool as substitute loans.  We have also provided a reference to indicate that the related pooling and servicing agreement will provide further information with regard to substitute loan requirements.  Please see page S-19 of the prospectus supplement.

Description of the Home Equity Loans, page S-38

14.

We note the first full paragraph on page S-39.  Please describe the criteria used to select the assets in the pool.

We have added disclosure to describe the criteria used to select the assets in the pool.  Please see page S-44 of the prospectus supplement.

15.

In addition, please add a bracketed placeholder indicating where you will provide disclosure, when applicable, addressing differences between the criteria used to select current pool assets and the criteria used in connection with revolving or prefunding periods.  See Item 1111(g)(7) of Regulation AB.

We have added a bracketed placeholder on page S-44 indicating where we will provide disclosure to address any differences between the criteria used to select current pool assets and the criteria used in connection with pre-funding or revolving periods.

16.

Please confirm that non-performing assets will not be included in the pool.  Refer to 1101(c)(2)(iii) of Regulation AB.

We confirm that non-performing assets will not be included in any pool.

Geographical Distribution of Mortgaged Properties, page S-42

17.

To the extent 10% or more of the pool assets are located in any one state or geographic region, please confirm that you will disclose factors specific to such state or region that may materially impact the pool.  Please refer to Item 1111(b)(14) of Regulation AB.

We confirm that, to the extent 10% or more of the pool assets are located in any one state or geographic region, we will disclose factors specific to such state or region that may materially impact the pool.

18.

We note that each loan included in the asset pool may be up to 60 days delinquent.  Please tell us how you will meet the delinquent asset limitation requirement under General Instruction 1.B.5.(aa)(ii) of Form S-3.

We confirm that the percentage of delinquent assets in the asset pool will meet the limitation thereon under General Instruction 1.B.5(a)(ii) of Form S-3.

19.

Please confirm that you will provide delinquency and loss information in 30 day increments until charge-off.  Please revise your disclosure to clarify.  Refer to Item 1100(b) and 1101(g) of Regulation AB.

We confirm that we will provide delinquency and loss information in 30-day increments until charge-off.  We have added a chart to page S-81 of the prospectus supplement which discloses delinquency and loss information in 30-day increments until charge-off.

Fees and Expenses, page S-132

20.

Please revise your disclosure to state the source and priority of the fees.  Refer to Item 1113(c).  We suggest items paid out of the servicer’s fee, such as subservicer fees, if any, be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going.

We have revised our disclosure to describe the source and priority of the fees.  We have added a table to pages S-140 to S-142 of the prospectus supplement to provide a comprehensive picture of the fees.

21.

Where applicable, please disclose those expenses incurred in connection with the selection and acquisitions of the pool assets that are payable from the offering proceeds or by other transaction parties.  Please refer to Item 1107(j) of Regulation AB.

We confirm that there are no expenses incurred in connection with the selection and acquisitions of the pool assets that are payable from the offering proceeds or by other transaction parties.

Base Prospectus

Important notice about Information… page 2

22.

We note your disclosure that if any terms of the notes described in this prospectus vary from the terms described in the prospectus supplement, investors should rely on information provided in the prospectus supplement.  Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it.  Please revise accordingly.

We have deleted the cited disclosure from our base prospectus.

Introduction, page 6

23.

In the second-to-last paragraph of this section you state that the offered securities may be “backed by only a portion of the assets in the trust fund.”  Please confirm that your proposed structure does not contemplate a series trust and that separate and unrelated transactions will not occur in the same asset pool.

We confirm that our proposed structure does not contemplate a series trust and that separate and unrelated transactions will not occur in the same asset pool.

Payments of Interest, page 20

24.

Please include the interest rate disclosure required by Item 1113(a)(3) of Regulation AB.  Although we note that you will include the specific method for interest calculation in your prospectus supplement, we believe that the base should provide a general description of the interest calculation methods contemplated.  Please revise accordingly.

We have added language to provide a general description of the interest calculation methods contemplated.  Please see page 19 of the base prospectus.

25.

In that regard, please identify in the base prospectus the indices that may be used in connection with your offerings.

We have added language to the base prospectus to disclose which indices will be used in connection with our offerings.  Please see page 19 of the base prospectus.

The Trust Funds, page 22

26.

We note the second bullet.  Please specify the investments that are permitted under your transaction documents.

We have deleted the second bullet point from this section.

27.

We note the third bullet.  Please clarify that credit enhancement includible in the pool is limited to that specified in the base prospectus.

We have deleted the third bullet point from this section.

28.

We note that you may enter into an agreement that “may provide that additional home equity loans may be added to the trust” in certain circumstances.  Please explain how you intend to ensure compliance with the discrete pool requirement of Regulation AB.  Furthermore, please include a bracketed placeholder in the summary for a brief description of this feature.

We have added language on page 22 of the base prospectus that clarifies the circumstances under which additional home equity loans may be added to the trust.  We intend to comply with Regulation AB discrete pool requirements by using the described pre-funding and revolving periods.

29.

In addition, please specify who will exercise discretion over the addition or removal of pool assets.

We have added language to disclose that the depositor will have discretion over the addition of home equity loans to the trust fund through pre-funding or revolving periods.  The servicer will have discretion over the substitution of home equity loans in the trust fund.  Please see page 23 of the base prospectus.

Additional Information about the Home Equity Loans, page 24

30.

Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registrant statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown.  Refer to 1100(f) of Regulation AB.

We confirm that we plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown, to the extent the material terms of these agreements are not described in a prospectus filed pursuant to Rule 424(b) relating to such takedown.  In all other cases, we will file the finalized agreements, including exhibits to these agreements, under cover of Form 8-K within 15 days of each takedown.

Eligible Investments, page 26

31.

We note the final bullet of this section.  Please either specify the permissible investments that you are referring to or delete this language.

We have deleted the final bullet point from this section.

Revolving Period and Amortization Period; Retained Interest, page 27

32.

We note the final bullet in this section.  Please delete or specify the additional uses anticipated for these collections.

We have deleted the final bullet point from this section.

Enhancement, page 27

33.

We note the final bullet.  Confirm you will not include in the asset pool any derivative agreements that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets in the asset pool.

We have re-arranged this section to make it clear that the asset pool will not include derivative agreements that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets in the asset pool. Please see pages 28 and 29 of the base prospectus.

34.

Please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

Please see our response above and the according changes made to the base prospectus with regard to the significance percentage.  We confirm that we will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

35.

Please provide your form of disclosure that you plan to provide if the significant percentage of any derivative instrument is 10% or more, to the extent practicable.  Refer to Item 1115(b)(1) and (2) of Regulation AB.

We have added language to the base prospectus to clarify that the related prospectus supplement will provide disclosure in accordance with Item 1115 of Regulation AB.  Please see page 29.

36.

Please confirm that you will file any enhancement or support agreements or agreements regarding derivative instruments as exhibits.

We confirm that we will file any enhancement or support agreements or agreements regarding derivative instruments as exhibits to our 8-K filings.

Certain Matters Regarding the Servicer, page 36

37.

Please revise to clarify that you will file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved in the current transaction, including when specific servicing functions are outsourced to third parties.  Refer to Instructions to Items 1122 and 1123 of Regulation AB.

We have added language to clarify that each servicer, including when specific functions are outsourced to third-parties, will file a separate assessment report, attestation report and servicer compliance statement.  Please see page 36 of the base prospectus.

38.

Please revise to clarify that you will be using Item 1122 as the basis of your compliance and attestation reports and confirm, if true, that you have amended your underlying agreements to make this a contractual obligation.

We have added language to clarify that Item 1122 of Regulation AB will be used as the basis of the compliance and attestation reports.  We confirm that all offerings commencing in 2006 will make this a contractual obligation.

Reporting Requirements, page 38

39.

Please revise this section to confirm that you will provide the disclosure required by Item 1121 of Regulation AB.  To the extent you believe that certain information is not material, please advise.

We have revised this section to provide material disclosure required by Item 1121 of Regulation AB.  Please see changes made, beginning on page 39 of the base prospectus.

Optional Termination

40.

Please more fully describe the circumstances under which credit enhancers will be deemed to have an optional termination right.

We have added language to this section to describe the circumstance under which the credit enhancer will be deemed to have an optional termination right.

Where You Can Find More Information, page 74

41.

Please note that the SEC’s only public reference room is located at 100 F St. NE in Washington, D.C.

We have noted the address and amended our base prospectus accordingly.

Thank you for your attention to our revised pilot program submission.  Please contact me at (214) 981-6633 or at pjohnston@centex.com if you would like to discuss any of the matters raised in this letter.  In the alternative, please feel free to contact Reed D. Auerbach, Esquire, of McKee Nelson LLP at 917-777-4400 or at rauerbach@mckeenelson.com.

Sincerely,

/s/ Paul M. Johnston

By:  Paul M. Johnston

cc:

Reed D. Auerbach, Esq.

McKee Nelson LLP

One Battery Park Plaza, 34th Floor

New York, NY 10004

rauerbach@mckeenelson.com